Ku6 Media Co., Ltd.

Building 6, Zhengtongchuangyi Centre

No. 18, Xibahe Xili, Chaoyang District

Beijing 100028

The People’s Republic of China

May 27, 2016

Via E-mail

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission

Washington, D.C. 20549-3628

Re:	Ku6 Media Co., Ltd. Amendment No. 1 to Schedule 13E-3 Filed May 20, 2016 Ku6 Media Co., Ltd., et. al. SEC File No. 005-81475

Dear Mr. Duchovny:

This letter is submitted by Ku6 Media Co., Ltd. (the “Company”) in response to the comments that you provided on behalf of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 1 to Schedule 13E-3, File No. 005-81475, filed on May 20, 2016 (as amended, the “Schedule 13E-3” or the “Filing”), as set forth in your letter to the Company dated May 25, 2016. In response to the Staff’s comments, the Company is also filing via EDGAR under separate cover Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2”). For your convenience, the text of the Staff’s comments is set forth below (in bold), followed in each case by the Company’s response. Please note that all references to page numbers in the responses are references to Amendment No. 2 or the page numbers in the revised proxy statement attached as Exhibit (a)(1) to Amendment No. 2 (the “Revised Proxy Statement”).

To the extent any response relates to information concerning Shanda Investment Holdings Limited, Ku6 Acquisition Company Limited, Shanda Media Limited, Premium Lead Company Limited, Shanda Interactive Entertainment Limited, Shanda Pictures Corporation, Shanda Media Group Limited, Shanda Group Pte. Ltd., Tianqiao Chen, Feng Gao, Robert Chiu, Mingfeng Chen and Jason (Zhensong) Ma, such response is included in this letter based on information provided to us by such other persons or their respective representatives.

Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Revised Proxy Statement.

Proxy Statement

Cover Letter

1.	We reissue prior comment 4. The term unaffiliated security holders refers to those holders who are unaffiliated with the company, not with the Buyer Group. Your disclosure that the merger is fair to shareholders and holders of ADSs other than holders of the Excluded

Daniel F. Duchovny
U.S. Securities and Exchange Commission
May 27, 2016

Shares is not in compliance with Item 1014 of Regulation M-A. You must disclose whether the company determined that the going private transaction is fair to your unaffiliated security holders, regardless of whether some of your affiliates (such as directors and officers) hold any shares or not.

In response to the Staff’s comment, the proxy statement has been revised to refer only to “unaffiliated security holders.” Please refer to the updated disclosure on page ii of the Revised Proxy Statement and conforming changes throughout the whole Revised Proxy Statement.

2.	We reissue prior comment 5.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on the first page of the cover letter of the Revised Proxy Statement.

Summary Term Sheet

3.	We note your response to prior comment 7. Please name here any holders of Surviving Company Restricted Shares that are your officers or directors.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on Page 3 of the Revised Proxy Statement.

Background of the Transaction, page 17

4.	We reissue prior comment 11. Please avoid conclusory statements and discuss the fiduciary duties of the directors in connection with this transaction.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on page 13 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 14

5.	Refer to the revised disclosure in response to prior comments 15 and 16. Delete references to arm’s length negotiations given that this is a transaction with your affiliates.

In response to the Staff’s comment, the proxy statement has been revised to remove the references to “arm’s length negotiations.” Please refer to the updated disclosure on page 18 of the Revised Proxy Statement.

Opinions of Duff & Phelps, the Special Committee’s Financial Advisor, page 26

6.	We reissue prior comment 22 in part. Disclose the enterprise value and LTM revenues and EBITDA from each transaction used in the Selected M&A Transactions analysis.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on page 32 of the Revised Proxy Statement.

* * *

Daniel F. Duchovny
U.S. Securities and Exchange Commission
May 27, 2016

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 2;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 2; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Attached hereto as Exhibit A is a similar written acknowledgement by each of the filing persons other than the Company.

[Signature page follows]

The Company appreciates the Staff’s attention to the review of the Filing. Please do not hesitate to contact the undersigned or James C. Lin of Davis Polk & Wardwell, counsel to the Company, at +852-2533-3368, if you have any questions regarding Amendment No. 2 or this letter.

Sincerely,

Ku6 Media Co., Ltd.

By:	/s/ Qingmin Dai
Name:	Qingmin Dai
Title:	Chairman of the Special Committee, Authorized Signatory

cc:	James C. Lin, Esq. (Davis Polk & Wardwell) Akiko Mikumo, Esq. (Weil, Gotshal & Manges LLP) Charles Ching, Esq. (Weil, Gotshal & Manges LLP) Miranda So, Esq. (Davis Polk & Wardwell)

Exhibit A

ACKNOWLEDGMENT

In response to the comments of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated May 25, 2016, with respect to Amendment No. 1 to Schedule 13E-3, File No. 005-81475 (as amended, the “Schedule 13E-3”) filed on May 20, 2016 by Ku6 Media Co., Ltd. and the other filing persons named therein (such other filing persons, the “Filing Persons”), the undersigned hereby acknowledge that in connection with Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2”), which is filed concurrently with the submission of this acknowledgment, as well as any subsequent amendment to Amendment No. 2 filed with the SEC:

•	the Filing Person is responsible for the adequacy and accuracy of the disclosure in Amendment No. 2;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 2; and

•	the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dated as of May 27, 2016

[Signature pages follow]

Shanda Investment Holdings Limited

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Ku6 Acquisition Company Limited

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Shanda MEDIA Limited

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

PREMIUM LEAD COMPANY Limited

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

[Signature Page to the Acknowledgement]

Shanda Interactive Entertainment Limited

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Shanda Pictures Corporation

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Shanda Media Group Limited

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Shanda GROUP PTE. LTD.

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Tianqiao Chen

/s/ Tianqiao Chen

[Signature Page to the Acknowledgement]

Feng Gao

/s/ Feng Gao

Robert Chiu

/s/ Robert Chiu

MinGfeng Chen

/s/ Mingfeng Chen

Jason (Zhensong) Ma

/s/ Jason (Zhensong) Ma

[Signature Page to the Acknowledgement]